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                           -8-

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   RESULTS OF OPERATIONS AND FINANCIAL CONDITION
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RESULTS OF OPERATIONS

   Results of operations for the second quarter ended July 31, 1994, improved on the record results of the first quarter.  Quarterly sales were up 33% to a record $1.647 billion.  Comparable store sales, representing an average of 251 stores in the quarter, were up 13%.  Net earnings increased 59% to $71.351 million.  Earnings per share (fully diluted) were $.45 compared to $.30 in the comparable quarter of last year.  The earnings increase is attributable to a managed increase in margins of 38% and the leveraging of expenses that increased only 31% relative to the 33% sales increase.  For the six months ended July 31, 1994, sales were up 36% to $3.044 billion and net earnings were up 65% to $123.104 million.  Earnings per share (fully diluted) were
$.79 compared to $.51 for the first six months last year.

   Sales in the second quarter were enhanced by the addition of 4.4 million square feet of retail selling space at new and existing locations since last year's second quarter.  Selling prices of lumber and plywood were about 9% higher than in last year's second quarter; however prices were lower on average in most other categories.  In net, changing prices accounted for about 2%
of the quarter's sales increase.

   Gross margin was 24.50% of sales for the quarter ended July 31, 1994, versus 23.55% in last year's quarter.  For the six months ended July 31, 1994, gross margin was 24.32%, compared with the prior year's 23.58%.  The increase in gross margin percentage in the quarter was primarily the result of favorable changes in our product mix.  The successful implementation of our
Everyday Competitive Pricing strategy is self-evident as customers are buying with confidence every day, increasing sales and margin dollars.

   Selling, general and administrative expenses (SG&A) were $239.8 million for the quarter ended July 31, 1994, a 30% increase over last year's second quarter.  We experienced positive leverage however, as SG&A dropped from 14.78% of sales to 14.55% due to the 33% sales increase.  For the six months ended July 31, 1994, SG&A was up 31% but declined as a percentage of sales from 15.24% to 14.65%.  The positive leverage came from several factors.
The increase in store salaries (excluding those in opening costs) was 31%, due primarily to the staffing requirements for our new and relocated stores, compared to our 33% sales gain.  General office salaries rose just 17% and advertising rose 20%, both providing positive leverage.  These same factors account for the six month improvement relative to sales.

   For the quarter ended July 31, 1994, store opening costs were $7.3 million versus $6.5 million last year, representing costs associated with the opening of 10 stores this year (7 new and 3 relocated) compared to 16 stores in last year's second quarter (6 new and 10 relocated).  Store opening costs averaged $430,000 per project for the second quarter of 1993 and $700,000 per project in 1994.  Advertising and staff training expenditures have been accelerated, as we now have a training coordinator in every new store.  For the six months ended July 31, 1994, store opening costs were $14.7 million versus $9.4 million last year representing costs associated with the opening of 21 stores this year (13 new and 8 relocated) versus 23 stores last year (9 new and
14 relocated).


                           -9-

   Depreciation was $26.2 million for the quarter ended July 31, 1994, and $50.2 million for the six months ended July 31, 1994, increases of 34% and 31% over the comparable periods last year, respectively.  The increases are due primarily to fixtures, displays and computer equipment for our store expansion program.

   Employee retirement plans expense increased 24% to $13.1 million for the three months ended July 31, 1994, due to a 29% increase in total salaries offset by a lower percentage of employees qualifying for the plans, both of which are positive in relation to the quarter's 33% sales gain.  For the six months ended July 31, 1994, employee retirement plans expense was up 25%.

   Interest expense increased $8.4 million to $15.7 million for the six months ended July 31,
1994.  This is the result of an increase of $4.6 million in the first quarter and an increase of $3.8 million in the second quarter.  The increases are primarily due to interest on our convertible notes and other long-term debt.

   The Company's effective income tax rate was 35.00% for the three months ended July 31,
1994, compared to 34.41% for the comparable three months last year.  For the six months ended
July 31, 1994, the effective tax rate was 35.00% compared to 33.45% for the previous year.  The current year's higher rates are due to a slight increase in the effective state rate and the effect of fixed dollar tax credits in relation to higher profitability.


LIQUIDITY AND CAPITAL RESOURCES

   The uses of cash in the first six months have continued to lay the groundwork for successfully implementing our strategic plan.  Merchandise inventory has increased $88.0 million, about half due to the increased merchandise assortments in our new and relocated stores and half due to seasonal increases in inventory.  Real property has increased in line with the Company's strategic plan to continue expansion of sales floor square footage by relocating from older, smaller stores to larger stores and to expand into new markets.  The Company's 1994 capital budget will range between $575 and $600 million, inclusive of $220 million in operating leases.  Over 80% of this planned investment is for our store expansion program.

   Present plans are to finance our 1994 expansion through the net proceeds from our equity offering, funds from operations, operating leases, and issuance of about $30 million in common stock to our ESOP (see Note 8).  On June 27, the Company sold 10.4 million shares of common stock.  The proceeds (net of the underwriting discount) of $316.2 million were added to the general funds of the Company and will be used to finance the store expansion program and for general corporate purposes.  The shares were included in a registration statement covering $500 million of "unallocated" equity or debt securities (see Note 9).  Additional financings that may be made from time-to-time over an approximate two-year period will be used for our ongoing expansion program and for general corporate purposes.  In addition to these sources, the
Company had available at July 31, 1994, agreements for up to $130 million in unsecured short-
term borrowings and $142 million in lines of credit for issuing documentary and standby letters of credit.  Another $275 million is available for the purpose of short-term borrowings on a bid basis from various banks.


                           -10-

   Lowe's ended the second quarter with 324 stores and 15.9 million square feet of retail selling space, a 38% increase over last July's selling space.  Our expansion plans for 1994 envision about 50 new stores with half in new markets and half relocations, for approximately 4.4 million square feet of incremental selling space.  During the first six months of Fiscal 1994 we have completed 21 of our projected 50 store projects for the year and added 1.8 million square feet of selling space.  We also closed 2 smaller, older stores.  Our expansion plans for the remainder of this year include 16 relocations and 13 stores in new markets.  By the close of Fiscal 1994 our plans are to have approximately 19 million square feet, double our Fiscal 1992 year end square footage.



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Lowe's expansion plans for Fiscal 1995 and 1996 are to expand our store count from the present base of 324 stores to approximately 400 by January 31, 1997.  This a planned growth of about
25% in stores in 30 months.  From 1992 through 1995, almost 60% of our new store investment was and will be in existing markets, with therefore, only a portion of the new store sales being incremental.  In 1996 and beyond, with relocations at a lower level, about 80% of our new store investment will be in new markets, which is expected to create an additional boost in incremental sales volume.

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